TBS International plc
Block A1 EastPoint Business Park
Fairview, Dublin 3, Ireland

May 10, 2011

VIA EDGAR AND FACSIMILE

Mr. Donald E. Field
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-701

Re:	TBS International plc Registration Statement on Form S-1, filed May 10, 2011 File No. 333-172236

Dear Mr. Field:

TBS International plc, an Irish public limited company (the "Company"), hereby respectfully requests that the effective date of the above-referenced registration statement (the "Registration Statement") be accelerated to 10 a.m. on Thursday, May 12, 2011, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TBS INTERNATIONAL PLC

/s/  Joseph E. Royce
Name:   Joseph E. Royce
Title:     Chairman and Chief Executive Officer